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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                                 Commission File Number 1-10470

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended:              June 30, 1996
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                     Wahlco Environmental Systems, Inc.
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Full Name of Registrant

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Former Name if Applicable

                        3600 West Segerstrom Avenue
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Address of Principal Executive Office (Street and Number)

                       Santa Ana, California, 92704
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ /    (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Wahlco Environmental Systems, Inc. (the "Company") is negotiating to obtain additional funding through it's parent, WESAC, to provide working capital financing for the Company. The outcome of these negotiations will materially affect the information to be set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, to be included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (the "Quarterly Report"). Because of complexities and timing of the negotiations, the Company was not able to complete the negotiations without unreasonable effort or expense to permit it to timely file the Quarterly Report.



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


           Theodore E. Lavoie                (714)              979-7300
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                  (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                          /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                           /X/ Yes  / / No

    If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
                    (In thousands, except per share amounts)
                                   (Unaudited)

                                                            Three months ended
                                                                 June 30,
                                                            1996        1995
                                                          --------    --------
Revenues                                                   10,119      14,459
Gross profit                                                   11       2,587
Selling, general & administrative expenses                  4,964       5,793
Operating (loss)                                           (4,953)     (3,238)
Other income (expenses)                                      (406)       (531)
Income (loss) before income taxes                          (5,359)     (3,769)
Net income (loss)                                          (4,058)     (2,810)
Average common shares outstanding                          17,649      17,649
Earnings (loss) per common share                           ($0.23)     ($0.16)



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                     WAHLCO ENVIRONMENTAL SYSTEMS, INC.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date         August 13, 1996             By  /s/ Theodore E. Lavoie
        ---------------------------------      --------------------------------
                                               Name: Theodore E. Lavoie
                                               Title: Vice President,
                                                      Chief Financial Offier